SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 813-00274

WILLIAM BLAIR & COMPANY, L.L.C.
AND
WILBLAIRCO II, L.L.C.

(Names of Applicants)

222 West Adams Street
Chicago, Illinois 60606
(Address of principal offices of Applicants)
_______

AMENDMENT NO. 5 TO APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

________

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Arthur J. Simon, Esq.	Michael G. Timmers, P.C.
William Blair & Company, L.L.C.	Scott A. Moehrke, P.C.
222 West Adams Street	Kirkland & Ellis LLP
Chicago, Illinois 60606	200 East Randolph Drive
Chicago, Illinois 60601
(As of April 17, 2009:
300 North LaSalle
Chicago, Illinois 60654)

The Application consists of 47 pages.

TABLE OF CONTENTS

Page

I.	Summary			1
II.	Statement of Facts			3
	A.	Wilblairco II, L.L.C.		3
	B.	Blair and the Companies		4
	C.	Eligible Employees and Qualified Participants		7
	D.	Structure of the Companies		10
	E.	Management		15
	F.	Investments		18
	G.	Distributions		22
	H.	Reports and Accounting		22
	I.	Company Term and Dissolution		23
III.	Request for Relief and Legal Analysis			23
	A.	Status as Employees’ Securities Companies		23
	B.	Community of Interest		24
	C.	Burdens of Compliance		25
	D.	Specific Relief		25
		1.	Section 17(a)	25
		2.	Section 17(d)	26
		3.	Section 17(e)	29
		4.	Section 17(f)	30
		5.	Section 17(g)	32
		6.	Rule 17j-1	33
		7.	Sections 30(a), (b), (e) and (h)	34

i

	8.	Rule 38a-1	35
IV.	Applicants’ Conditions		36
V.	Procedural Matters		39

Exhibits

ii

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	:	Amendment No. 5 to Application
	:	Pursuant to Sections 6(b) and 6(e) of the
WILLIAM BLAIR & COMPANY, L.L.C.	:	Investment Company Act of 1940
And	:
WILBLAIRCO II, L.L.C.	:

222 West Adams Street	:
Chicago, Illinois 60606	:
:
:
File No. 813-00274	:

I.	Summary

The undersigned applicants (the “Applicants”), Wilblairco II, L.L.C., a Delaware limited liability company (the “Initial Company”), and William Blair & Company, L.L.C., a Delaware limited liability company (“Blair”), which has organized the Initial Company, and may (or any other member of the WB Group, as defined below, may) in the future organize, limited partnerships, limited liability companies, business trusts or other entities (each a “Subsequent Company” and, collectively with the Initial Company, the “Companies”) to serve as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “Act” or the “1940 Act”), hereby amend and restate their request for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the Act exempting the Companies from all provisions of the Act and the rules and regulations under the Act, except Section 9 and Sections 36 through 53 and the rules and regulations under those Sections of the Act.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the Act, the exemption is limited as set forth in this application, as amended (the “Application”).  No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the Act.

The Companies are intended to provide investment opportunities for eligible current key principals, members, employees, executives, officers and directors (“Eligible Employees”) of Blair and its affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (collectively, the “WB Group” and individually, a “WB Entity”) that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.  The WB Group will control the Companies within the meaning of section 2(a)(9) of the Act.  Each Company will have a general partner, manager or other such similar entity (a “Manager”) that will manage, operate and control such Company.  Participation in a Company will be voluntary.

Eligible Employees will include employees of the WB Group who are engaged in various aspects of the investment research, institutional and retail brokerage, investment banking, asset management or financial services businesses, or in administrative, financial, accounting, legal or operational activities related to such businesses.  Eligible Employees will be individuals who satisfy certain financial and sophistication standards and who will not need the protection of the regulatory safeguards intended to protect the public, and generally will be accredited investors under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “1933 Act”) (“Accredited Investors”).  A limited number of Eligible Employees (not to exceed 35) who invest in a Series (as defined below), may not be Accredited Investors.

All investors in a Company (the “Members”) will be informed that (i) interests in a Company or a Series (as defined below) of a Company (“Interests”) will be sold in transactions exempt under Section 4(2) of the Securities Act of 1933 (“Section 4(2)”), or Regulation D promulgated thereunder, and (ii) the Companies will be exempt from most provisions of the Act and from the protections afforded by the Act.  Interests will be issued in one or more designated series, each series of which may correspond to a Company’s investment in a particular transaction, collective investment vehicle or other investment opportunity (a “Series”).  Each Series is an employees’ securities company within the meaning of Section 2(a)(13) of the Act.

In view of the access to information, investment sophistication and financial capacity of the Members and the community of interest among WB Group and the Members, the concerns regarding overreaching and abuse of investors that the Act was designed to prevent will not be present with respect to the Companies.

II.	Statement of Facts

A.	Wilblairco II, L.L.C.

The Initial Company formed by Blair is Wilblairco II, L.L.C., a limited liability company organized under the laws of the State of Delaware.  The Manager of the Initial Company is Blair.  All of the principals of the Manager are members or employees of one or more WB Entities and, at the discretion of the Manager, are eligible to invest in the Initial Company.

The first Series of the Initial Company (the “First Series”) was an indirect investment in New World Ventures, L.P. (the “Initial Client Fund”), formerly known as William Blair New World Ventures, L.P., which was organized and is managed by New World Ventures, L.L.C., formerly known as William Blair New World Ventures, L.L.C.

The Applicants understand that the Initial Client Fund relies on the exemption from registration as an investment company under the 1940 Act provided in Section 3(c)(1) of the 1940 Act and focuses primarily on investments in early-stage technology companies.  It is anticipated that the First Series will invest substantially all of its committed capital (which is not otherwise invested in temporary investments or used to pay organizational and administrative expenses of the Company) in the Initial Client Fund.  Other existing and future investors in the Initial Client Fund, respectively, include and will include individuals who, and entities (i.e., limited partnerships, limited liability companies, trusts, and corporations) that, are not affiliated with the WB Group for whose benefit the Initial Client Fund primarily was organized.  The First Series’ ownership interest comprises and will continue to comprise less than 10% of the outstanding voting securities of the Initial Client Fund and a proportionate amount of the Initial Client Fund’s capital.1

B.	Blair and the Companies

Blair is an independent investment firm organized as a limited liability company under the laws of the State of Delaware.  Blair offers investment banking, equity research, institutional banking, institutional and private brokerage, asset management and private capital to individual, institutional, and issuing clients.  Blair is registered with the Commission as a broker-dealer under the Exchange Act and as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  Blair is headquartered in Chicago, Illinois and has offices in San Francisco, California; Hartford, Connecticut;

1
Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the First Series’ ability to invest in the Initial Client Fund or the Initial Client Fund’s status under the Act.

Boston, Massachusetts; New York, New York; London, England; Zurich, Switzerland; Tokyo, Japan; and Shanghai, China.

Blair has offered Interests in the Initial Company2 and may form Subsequent Companies from time to time to enable its Eligible Employees to pool their investment resources.  All Subsequent Companies will be identical in all material respects to the Initial Company (other than specific investment terms, investment objectives and strategies, and form of organization).  The organizational documents for and any other contractual arrangement regarding the Companies will not contain any provision which protects or purports to protect the WB Group, the Manager, or their delegates against any liability to the Company or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.  These Eligible Employees will have the opportunity to receive the benefit of certain investment opportunities that come to the attention of a WB Entity without the necessity of having each investor identify the opportunities and analyze their investment merit.  Such opportunities may include (but are not limited to) (i) investment funds or accounts collectively organized for the primary benefit of investors who are not affiliated with the WB Group and over which a WB Entity exercises investment discretion (“Third Party Funds”), such as the Initial Client Fund, (ii) certain investments that come to the attention of  a WB Entity in its investment management capacity or in connection with Blair’s

2	Blair has formed and offered Interests in the Initial Series prior to receiving the requested Order, in reliance on Rule 6b-1 under the Act.

corporate finance, research or other business activities and (iii) certain transactions in which a WB Entity, a collective investment fund or other client account (managed by a WB Entity or by an unaffiliated entity) may be an investor.  Depending on the objectives of a particular Company, the pooling of resources may afford the investors diversification of investments and participation in investments that usually would not be available to them as individual investors.  Each Company and Series will comply with the terms and conditions of this Application.

A Company will be structured as a limited partnership, limited liability company, business trust or other entity.  A Company may be organized under the laws of Delaware or another state.  A Company will be operated in accordance with its limited partnership agreement, limited liability company agreement or other organizational documents (each, an “Operating Agreement”).  Each Company will operate as a closed-end management investment company, and it is anticipated that each Company will operate as a “non-diversified” vehicle within the meaning of the Act.

It is currently anticipated that each Manager of a Subsequent Company will be structured as a limited liability company, a corporation or other type of entity organized under the laws of Delaware, or another state. The duties and responsibilities of a Manager with respect to a Company will be set forth in the applicable Operating Agreement.  If a limited liability company structure is used for a Company, generally none of the members of the limited liability company would be liable to third parties for the obligations of the Company; provided, however, that the Manager would be liable for its action to the extent that such actions do not meet the standard of care set forth in the applicable Operating Agreement.

Blair, the Manager of the Initial Company, is registered with the Commission as an investment adviser under the Advisers Act.  The Manager of a Subsequent Company will be registered as an investment adviser under the Advisers Act or exempt from Advisers Act registration.  Any entity serving as Manager to any Company will be a WB Entity.

C.	Eligible Employees and Qualified Participants

Interests in a Company will be offered without registration in a transaction exempt under Section 4(2), or Regulation D promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to: (i) Eligible Employees, (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees (“Eligible Family Members” and, together with Eligible Employees, “Eligible Individuals”), (iii) trusts or other investment vehicles established solely for the benefit of Eligible Employees or Eligible Family Members (“Eligible Investment Vehicles”), and (iv) WB Entities.

Each Eligible Employee and Eligible Family Member will be an Accredited Investor under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D, except that a maximum of 35 Eligible Employees per Series who are sophisticated investors but who are not Accredited Investors may become Members if each of them falls into one of the following two categories: (A) Eligible Employees who (i) have a graduate degree in business, law or accounting, (ii) have a minimum of three years of consulting, investment management, investment banking, financial services, legal or similar business experience and (iii) will have had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as a Member and will have a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee invests3 in the Series; or (B) Eligible Employees who are “knowledgeable employees,” as defined in Rule 3c-5 of the Act, of the Company (with the Company treated as though it were a “covered company” for purposes of the Rule).  Eligible Employees who are described in category (A) above will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in a Company or relevant Series of a Company and in all other Companies in which that investor has previously invested (determined based on capital commitments in the case of unfunded commitments and net of any realizations).

An Eligible Individual may purchase an Interest through an Eligible Investment Vehicle only if either (i) the Eligible Investment Vehicle is an “accredited investor,” as defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor4 and principal investment decision-maker with respect to the Eligible Investment Vehicle.5  Any Eligible Investment Vehicle that is not an accredited investor will be counted in accordance with Regulation D toward the 35 Members in a Series that are not Accredited Investors.

3
For purposes of this Application, an Eligible Employee “invests” in a Series at the time a binding capital commitment is made by the Eligible Employee.  Thereafter, each Series calls capital on an as-needed basis.

4
If an Eligible Investment Vehicle is an entity other than a trust, the term “settlor” shall be construed to mean a person who created the Eligible Investment Vehicle, alone or together with others, and contributed funds to the Eligible Investment Vehicle.

5
The inclusion of entities controlled by an Eligible Employee in the definition of Qualified Participant is intended to enable Eligible Employees and their Eligible Family Members to make investments in the Companies through private investment vehicles for the purpose of personal and family investment and estate planning objectives.  Eligible Employees will exercise investment discretion and control over these investment vehicles, thereby creating a close nexus between the WB Group and these investment vehicles.

Any WB Entity that acquires an Interest in a Company or a relevant Series of a Company will be an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Companies or relevant Series, will qualify each Company or relevant Series as an “employees’ securities company” under Section 2(a)(13) of the Act.6

Investing in the Companies (or any Series thereof) will be voluntary.  No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

Eligible Employees will be experienced in the investment research, institutional and retail brokerage, investment banking, asset management or financial services businesses or in administrative, financial, accounting, legal or operational activities related thereto.  Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

Prior to offering Interests to a Qualified Participant, a Manager must reasonably believe that the Qualified Participant will be capable of understanding and evaluating the merits and risks of participation in a Company or any Series of a Company and that each such individual is able to bear the economic risk of such participation and afford a

6
Section 2(a)(13) of the Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

complete loss of his or her investment.  The determination of whether a prospective investor satisfies these requirements and the requirements for being a Qualified Participant set forth above is made at the time such person makes a commitment to subscribe for Interests in a Company or a Series thereof.  In cases where a Qualified Participant’s capital commitment is drawn down over time, such person’s status as a Qualified Participant is evaluated only at the time of the commitment and not at the time of subsequent fundings of that commitment.  The Manager may impose more restrictive suitability standards in the Manager’s sole discretion.  Upon investing in any Series of a Company, a Qualified Participant will become the beneficial owner of an Interest in that Series of such Company.  A person may make additional investments in a Company only if he or she satisfies the Qualified Participant criteria at the time of the additional investment.

D.	Structure of the Companies

The management of each of the Companies will be vested in its Manager.  All of the Companies will have only Qualified Participants as Members and will have minimum capital commitments and restrictions with respect to transferability of Interests.

The terms of a Company will be disclosed to the Qualified Participants at the time they are offered the right to subscribe for Interests, at which time they will be furnished with a copy of the private placement memorandum, the Operating Agreement (except with respect to Qualified Participants that are already Members of the Company and are subscribing for Interests in a Series thereof) and the operative documents of the relevant Series of a Company.  The offering documents will set forth in full the terms applicable to a Member’s investment in the Company or any Series thereof as described for the Initial Company below.

In the discretion of the Manager, Eligible Employees may be offered the opportunity to participate in a Company or Series through their Individual Retirement Accounts.7

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the Manager.  Interests in the Series of the Initial Company are expected to take the form of capital commitments, which may be drawn down pro rata from the Members in the Manager’s discretion, or which may be payable by the Members in full upon consummation of the investment or on an installment program.  Subsequent Companies may permit capital contributions to be payable in a manner that varies from the Initial Company in the Manager’s sole discretion, including payment through capital calls.  In the Manager’s sole discretion, Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans.  Such indebtedness may be secured by such Member’s Interests in a Series of a Company.  The Manager may defer all or a portion of a scheduled installment payment on prior written notice to the Members.  Upon prior written notice, the Manager may require payment of all or any part of a deferred payment.  The Manager may determine that all or a portion of the amounts deferred will not be needed to fund Company investments.  If this determination is made, the Manager may elect to cancel irrevocably the outstanding obligation of Members to pay all or a portion of the amounts deferred.

Interests in a Company may be issued in one or more Series, each Series of which may correspond to particular Company investments.  Each Series will have such

7	An investment through an Individual Retirement Account would be an investment by an Eligible Investment Vehicle.

purposes, rights, powers, duties, commitments, capital contributions, allocations and distribution provisions and amendment procedures as the operative documents that relate to such Series may provide.  Each purchaser of a Series shall have an interest in that Series as specified in the operative documents, but shall not have an interest in any other Series investments in which he or she has not invested.

In the event that a Member or Terminated Member (as defined below) fails to make full payment to the Company of any portion of its capital commitment with respect to a Series or cash contribution when due or any other payment required under the Operating Agreement and such failure is not promptly cured, the Manager may undertake certain steps with respect to such Member or Terminated Member (a “Defaulting Person”).  A Defaulting Person may be required to forfeit a portion of its capital account.  The Company may redeem the Defaulting Person’s Interest in one or more Series in exchange for a non-interest bearing, non-recourse ten year promissory note of the Company with a principal amount equal to the Defaulting Person’s capital account balance at the time of the default reduced by the Defaulting Person’s proportional share of any unrealized depreciation or losses on the investments or other assets of such Series.  The right to make capital contributions up to the amount of a Defaulting Person’s uncalled capital commitment and to receive distributions attributable to such contributions may be offered to another person who must be a Qualified Participant.  However, a Defaulting Person will remain liable for all of its obligations as a Member that are not satisfied by such Qualified Participant.  The Manager also may offer all or any part of the Defaulting Person’s Interest in each Series to the Members holding membership interests of such Series pro rata in accordance with their applicable capital commitments with respect to such Series.  In addition to the foregoing, the Manager may pursue any available remedies with respect to a Defaulting Person, such as initiating a lawsuit to collect the overdue amount with interest.

The consequences to a Member who defaults on such Member’s obligation to fund required capital contributions to a Company or to make full payment of his, her or its capital commitments in any relevant Series of a Company (including whether such defaulting person’s interest in existing and future investments will be affected and, if so, the nature of such effects) will be disclosed fully to offerees at the time they are offered the right to subscribe for Interests.

Except for Special Transfers (as defined below), Interests in the Initial Company will not be transferable by a Member except with the express consent of the Manager and then only to Qualified Participants.  The Operating Agreement of the Initial Company will have restrictions on transferability to such effect.  The Operating Agreement of the Initial Company will permit a transfer of a Member’s Interest, as the Manager may permit in its sole discretion, upon the death or incapacity of a Member, but subject to repurchase rights, where the transfer represents an involuntary transfer of all of such Member’s Interest in a Series of a Company to one Qualified Transferee (a “Special Transfer”).  A “Qualified Transferee” is a Qualified Participant, except that a legal representative or executor may hold Interests in order to settle the estate of a deceased or bankrupt Member or for similar purposes.

Interests in the Initial Company (or Series thereof) will not be redeemable at the option of a Member (except on liquidation of the Initial Company), but it is possible that one or more future Series or Subsequent Companies may offer Interests with certain repurchase rights.  The Operating Agreement of the Initial Company will provide that the Company may, but will not be obligated to, elect to purchase all or any portion of any Terminated Member’s or any Terminated Member’s Eligible Investment Vehicle’s Interest in each Series in which such Terminated Member or Eligible Investment Vehicle has an Interest.

A “Terminated Member” means any individual who ceases to be a current principal, member, employee, executive, officer or director of a WB Entity for any reason, including, but not limited to, death, bankruptcy, becoming permanently disabled, removal or termination (with or without cause), withdrawal or resignation. A “Terminated Member” also includes a person who is not a current principal, member, employee, executive, officer or director of a WB Entity as of the date such person (i) dies, (ii) becomes bankrupt or incompetent or (iii) is removed as a Member or Terminated Member of the Company at any time in the sole discretion of the Manager.  The repurchase price may be paid in cash, in kind or in any combination thereof determined by the Manager.

To the extent that the repurchase price is paid in cash, the Manager shall determine the Fair Market Value (as defined below) of all remaining investments represented by the Terminated Member’s Interests that are to be repurchased (the “Repurchased Interests”).  The Manager will determine the Fair Market Value of the Repurchased Interests as of the time the affected Member is deemed to be a Terminated Member.  After the Manager determines the Fair Market Value of the Repurchased Interests, any unrealized gain or loss with respect to any such remaining investment shall be credited to or charged against the capital account of the Terminated Member (or portion thereof not already deemed paid in kind) in proportion to the Terminated Member’s interest in such investment.  “Fair Market Value” means:  (a) with respect to securities for which market quotations are readily available, the market value of such securities, and (b) with respect to other securities and assets, fair value as determined in good faith by the Corporate Finance Department of Blair and accepted by the Manager.

The repurchase right shall be assignable by the Company to Eligible Employees and other Members (including the Manager).  It is not anticipated that the Company would assign a repurchase right except where the Company’s exercise of such repurchase right would result in a significant administrative burden for the Company.

Other than as described above, a Member will not be able to withdraw from the Initial Company.

The foregoing terms of the Initial Company have been fully disclosed to Members of the Initial Company, and the terms and conditions of any and all transfers and withdrawals with respect to Interests of a future Series in the Initial Company will be fully disclosed to Qualified Participants when Interests are offered.

Each private placement memorandum or Operating Agreement of a Company will describe the consequences for a Terminated Member’s Interest.  The amount to be received by the Terminated Member will be subject to any applicable default and forfeiture provisions for failure to make required capital contributions.

E.	Management

The Manager will be responsible for the overall management of each Company and will have the authority to make all decisions regarding the acquisition, management and disposition of Company investments.  However, the Manager will be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Company investments, or other management responsibilities, to a WB Entity or to a principal, member, employee, executive, officer or director of one or more WB Entities, or to a committee of principals, members, employees, executives, officers or directors of one or more WB Entities (each such committee established, a “Manager Committee”).  The WB Group, the Manager, and any other person acting for or on behalf of the Company shall act in the best interest of the Company and its security holders.  A Manager may also delegate administrative responsibilities for a Company to a WB Entity or to an unaffiliated third-party administrator.  In accordance with the terms of the Initial Company’s Operating Agreement, the Manager of the Initial Company delegates its management authority to a Manager Committee, provided, however, that the Manager reserves the right to revoke, modify or restrict such delegation, and to exercise its authority as Manager, at any time and from time to time, in whole or in part.  Accordingly, the Manager retains the ultimate authority for a Company’s operations even though the Manager Committee manages the Initial Company’s business and affairs.  Whenever a WB Entity, Manager, Manager Committee or any other person acting for or on behalf of the Companies is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Company and its security holders.

The Manager of the Initial Company will not charge a management fee (“Management Fee”) or carried interest for its services to a Company, although the Manager of a Subsequent Company may be paid a Management Fee for its services to a particular Company which may be determined as a percentage of assets under management or aggregate commitments.  A Manager may receive a performance-based fee (a “Carried Interest”) based on the net gains of the Company’s investments in addition to any amount allocable to the Manager’s capital contribution.  If a Manager is registered under the Advisers Act, the Carried Interest payable to it by a Company will comply with Rule 205-3 under the Advisers Act.  If the Manager is not required to register under the Advisers Act, the Carried Interest payable to it will comply with Section 205(b)(3) of the Advisers Act (with the Company treated as though it were a business development company solely for the purpose of that section).8  Certain of the Companies may not pay a Carried Interest or a Management Fee, but will pay a fee to the Manager for administrative services based on capital contributions or commitments to cover allocated overhead.  The Manager or another WB Entity may receive such a fee or Carried Interest from an entity in which the Company invests.  The Manager will draw down capital from the Members, on a pro rata basis according to their respective capital contributions with respect to a Series, to fund costs and expenses incurred by the Manager in its capacity as such or the Company in connection with the conduct of the Company’s business with respect to such Series.  Expenses that may be charged by the Manager to the Company could include legal and accounting fees, administrative expenses and other operating expenses.  Blair reserves the right to pay for organizational expenses with respect to a Company, although organizational expenses of the Company with respect to a Series will normally be borne by the investors in such Series.

8
In addition, a Company may invest in other private capital partnerships that themselves are charged a fee meeting the requirements of Rule 205-3. Members in such Companies will receive disclosure of the consequences and costs associated with such arrangements.

The Manager, any WB Entity and any other affiliate of the Manager may render services and receive fees or other compensation in connection therewith from entities in which the Company makes an investment. Employees of a WB Entity may serve as employees, executives, officers, directors, principals or members of entities in which the Company makes an investment, or competitors of such entities, pursuant to the rights held by the Company or another WB Entity to designate such principals, members, employees, executives, officers and directors and may receive fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by a WB Entity or employee generally will not be shared with the Company.

Changes recommended by tax counsel to the Companies may be made to the structure of the Managers and the Managers’ contribution to the Companies so as not to impair the tax status of the Companies.

Each Manager shall observe the standards prescribed in Sections 9, 36 and 37 of the Act.  In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Company and its Manager will permanently maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Members or that are necessary or appropriate to record transactions with the Company.  All such records will be subject to examination by the Commission staff.

F.	Investments

The investment objectives and policies of each Company may vary from Company to Company and from Series to Series.  The specific investment objectives and strategies for, and terms of, a particular Company or Series will be disclosed to Qualified

Participants when the Interests are offered by the Company.  In connection with an investment in a Company or Series, each Qualified Participant will be provided (i) the Operating Agreement of the Company (except with respect to Qualified Participants that are already members of a Company and are subscribing for Interests in a Series thereof), (ii) the operative documents of the Series, and (iii) a private placement memorandum.

The First Series seeks capital appreciation through an indirect investment in the Initial Client Fund, which invests primarily in early-stage technology companies.

Subsequent Companies and Series may invest in the full range of foreign and domestic, public and private, equity and fixed income securities; equity-related investments; and derivative securities including warrants, rights, options and futures.  The Companies and Series may invest either directly or through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the Act) and investments in registered investment companies.9  A Company or Series may seek capital appreciation through speculative and high-risk investments primarily in securities (including debt and equity partnership interests) associated with leveraged buyouts, venture capital investments, private placements, bankrupt entities, bridge loans, real estate and other similar situations.  Investments may be made side-by-side with WB Entities or a Third Party Fund.

9
Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of a Company or Series to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the Act or any such entity’s status under the Act.

The WB Group advises and manages, and in the future will continue to advise and manage, the assets of other investors and pooled investment funds having investment guidelines substantially the same in whole or in part as those of the Companies and Series.  The WB Group will allocate investment opportunities among such investors and funds on an equitable basis in its good faith discretion, based on the applicable investment guidelines of such investors and funds, portfolio diversification requirements, respective uninvested funds, capital available for investment or fund size, and other appropriate factors. However, given the unfunded nature of the Companies' operations, the WB Group undertakes no obligation to offer investment opportunities to any of the Companies.

It is possible that an investment program may be structured in which a Company will co-invest in a portfolio company with a WB Entity or a Third Party Fund.  Side-by-side investments held by a Third Party Fund will not be subject to the restrictions contained in Condition 3 below.  All other side-by-side investments held by WB Entities will be subject to the restrictions contained in Condition 3.

In compliance with Section 12(d)(1)(A)(i) of the Act, a Company will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Company would own in the aggregate more than 3% of the outstanding voting stock of such investment company.

A substantial percentage of investments of a particular Company or any Series of a Company may be made available to it by the WB Group, although the WB Group is under no obligation to make any opportunities available to any Company, irrespective of whether any such opportunity is made available to any other affiliated entity, except as otherwise disclosed to the Members.  The amount of any particular investment made available to a Company or any Series of a Company will depend upon particular circumstances relating to the investment.

The Companies will not lend funds to a WB Entity but may borrow from a WB Entity.  No Company will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the Act to own outstanding securities of the Company (other than short-term paper).  Any borrowing by a Company will be non-recourse to Members.  If a WB Entity makes a loan to a Company, the interest rate on any such loan will be no less favorable to the Company than the rate that the Company could obtain on an arm’s length basis.

WB Entities may receive compensation in various forms for services rendered to companies or other entities in which the Companies invest or competitors of such entities.  These fees or other compensation may include, without limitation, advisory fees, placement fees, organization or service fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of carried interests entitling the entity to share disproportionately in income or capital gains or similar compensation.  The WB Group reserves the right not to charge or to waive all or a part of any such fees or other compensation that a Company otherwise might incur or bear indirectly.  However, any such fees or other compensation received by a WB Entity generally will not be shared with any Company.

WB Entities may also engage in activities in the normal course of their investment banking and financial service businesses that may conflict with the interests of the Members.  For example, WB Entities may have pre-existing relationships with companies in which a Company invests.  WB Entities may represent potential buyers and sellers, or may be involved in the restructuring, of a company in which a Company may have an investment interest, and the Company may thus be limited or precluded from investing in or selling securities issued by such a company.  WB Entities may come into possession of inside information concerning specific companies and a Company’s investment flexibility may be constrained as a consequence of the WB Group’s inability to use the information for investment purposes.   Furthermore, a WB Entity may act as a broker for both a Company and for another person on the other side of the transaction.   These potential conflicts of interest will be disclosed to the Members.

G.	Distributions

The profits and losses of a Company or Series will be determined in compliance with applicable tax rules and regulations and in accordance with the Operating Agreement or other governing documents of the Company or Series.  Cash or other assets available for distribution will initially be apportioned among the Members in proportion to the aggregate of the committed capital and associated loan (if any) of each Member.  Amounts apportioned to the Manager will be distributed to the Manager.  The capital accounts of the Members will not be reduced below zero.  Distributions of Company profits will be made at the time and in the amounts determined by the Manager in accordance with the terms of the Operating Agreement.  The Manager will have discretion in distributing cash and proceeds from the investments of a particular Series of a Company to the Members of such Company (with respect to such Series).

H.	Reports and Accounting

The Manager of each Company will send to each Company’s Members an annual report as soon as practicable after the end of the Company’s fiscal year.  The annual report will contain audited financial statements with respect to those Series in which the Member had any Interest(s) during the fiscal year then ended.10  In addition, the Manager will send a report to each person who was a Member at any time during the fiscal year then ended setting forth the information with respect to the person’s share of income, gains, losses, credits and other items for United States federal and state income tax purposes resulting from the operation of the Company during that year.

I.	Company Term and Dissolution

The term of a particular Company will be set forth in its Operating Agreement.    The term of the Initial Company is perpetual; however, the Manager may terminate the existence of the Company at any time.  Upon dissolution of a Company, the Company’s assets will be distributed in accordance with its Operating Agreement.  After payment or provision for payment of all debts of the Company with respect to each Series, any remaining assets will be distributed pro rata among the Members and Terminated Members in accordance with their respective capital accounts with respect to each Series.

III.	Request for Relief and Legal Analysis

Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the Act.

A.	Status as Employees’ Securities Companies

Each Company and Series will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act.  Under Section 6(b) of the Act, the Commission is required, upon application, to exempt an employees’ securities company

10	The financial statements will comply with generally accepted accounting principles (“GAAP”).

from the provisions of the Act if and to the extent that the exemption is consistent with the protection of investors.  Section 6(b) requires the Commission to give due weight to, among other things: the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.  Applicants submit that the Commission should grant the requested relief on the basis of these factors as applied to the Companies.

Section 7 of the Act generally prohibits investment companies that are not registered under Section 8 of the Act from selling or redeeming their securities.  Under Section 6(e) of the Act, the Commission, in connection with any order exempting an investment company from any provision of Section 7 of the Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.	Community of Interest

Applicants assert that the protections afforded by the Act are generally unnecessary for a Company in view of the community of economic and other interests among the Members and the WB Group, the WB Group’s significant role in negotiating the Company’s governing documents, the concern of the WB Group with the morale of its employees and its ability to attract and retain highly qualified personnel and the absence of any public group of investors.

Applicants also note that a Company’s investment program will be conceived and organized by persons who may be investing, or eligible to invest, in such Company.  Further, the Companies will not be promoted to Eligible Employees by persons outside of the WB Group seeking to profit from fees for investment advice or from the distribution of securities.

C.	Burdens of Compliance

Applicants maintain that requiring the Companies to comply with the various provisions of the Act would present the Companies with unnecessary burdens.  As noted above, the operation of the Companies is not likely to result in the abuses designed to be remedied by the Act.  In addition, Applicants note that the Operating Agreement of each Company will provide substantial protection to investors by containing specific requirements with respect to matters such as valuations and access of Members to reports and for making certain amendments to the Operating Agreement.

D.	Specific Relief

1.	Section 17(a)

Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of  such person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit (a) a WB Entity or a Third Party Fund (or any affiliated person of a WB Entity or Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Company or any company controlled by such Company,

(b) a Company to invest in or engage in any transaction with any entity, acting as principal (i) in which such Company, any company controlled by such Company or any WB Entity or Third Party Fund has invested or will invest or (ii) with which such Company, any company controlled by such Company or any WB Entity or Third Party Fund is or will otherwise become affiliated and (c) a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with any Company or any company controlled by such Company.  The term “Third Party Investor” refers to any person or entity that is not a WB Entity or affiliated with the WB Group and is a partner or other investor in a Third Party Fund.

Applicants submit that the exemptions that they are seeking from Section 17(a) of the Act are consistent with the purposes of the Companies and the protection of investors.  Applicants acknowledge that any Section 17 Transactions (as defined below) for which exemptive relief has not been requested in this application will require specific approval by the Commission.  Members will be informed in the operative documents and related placement material of the possible extent of the Company’s dealings with the WB Group and of the potential conflicts of interest that may exist.  As professionals engaged in financial services businesses, the Members will be able to evaluate the risks associated with those dealings.  Applicants assert that, moreover, the community of interest among the Members and the WB Group will serve to reduce the risk of abuse in transactions involving a Company and any WB Entity or the respective affiliates of such WB Entity.

2.	Section 17(d)

Section 17(d) of the Act and Rule 17d-1 prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  Applicants request relief to permit affiliated persons of each Company, or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the Company or a company controlled by the Company is a participant.  Applicants acknowledge that any Section 17 Transactions (as defined below) for which exemptive relief has not been requested in this Application will require specific approval by the Commission.

Applicants submit that it is likely that suitable investments will be brought to the attention of a Company because of its affiliation with the WB Group or the WB Group’s large capital resources and its experience in structuring complex transactions.  Applicants also submit that the types of investment opportunities considered by a Company often require each investor to make funds available in an amount that may be substantially greater than what a Company may be able to make on its own.  Applicants contend that, as a result, the only way in which a Company may be able to participate in these opportunities may be to co-invest with other persons, including its affiliates.  Applicants note that each Company will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with the WB Group and for the generation and maintenance of goodwill.  Applicants believe that, if co-investments with the WB Group are prohibited, the appeal of the Companies would be significantly diminished.  Applicants assert that Eligible Employees wish to participate in co-investment opportunities because they believe that (a) the resources of the WB Group enable it to analyze investment opportunities to an extent that individual employees would not be able to duplicate, (b) investments made by the WB Group will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Applicants assert that the flexibility to structure co-investments and joint investments in the context of employees’ securities companies will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. Applicants state that the concern that permitting co-investments by the WB Group and a Company might lead to less advantageous treatment of the Company should be mitigated by the fact that the WB Group will be acutely concerned with its relationship with the investors in the Company and the fact that individual principals, members, employees, executives, officers and directors of the WB Entities will be investing in the Company.  In addition, Applicants assert that compliance with Section 17(d) would cause the Company to forgo investment opportunities simply because the Members, the Manager or any other affiliated person of the Company (or any affiliate of the affiliated person) made a similar investment.

Co-investments with Third Party Funds will not be subject to Condition 3 below.  Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Companies and that the Third Party Fund not be burdened or otherwise affected by activities of the Companies.  In addition, Applicants assert that the relationship of a Company to a Third Party Fund is fundamentally different from a Company’s relationship to the WB Group.  Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Companies from any overreaching by the WB Group in the employer/employee context, whereas the same concerns are not present with respect to the Companies vis-à-vis a Third Party Fund.

3.	Section 17(e)

Section 17(e) of the Act and Rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  Applicants request an exemption from Section 17(e) to permit a WB Entity (including the Manager) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from a Company in connection with the purchase or sale by the Company of securities, provided that the fees or other compensation are deemed “usual and customary.” Applicants state that for the purposes of this Application, fees or other compensation that are charged or received by a WB Entity will be deemed “usual and customary” only if (a) the Company is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (b) the fees or compensation being charged to the Company are also being charged to the unaffiliated third parties, including Third Party Funds, and (c) the amount of securities being purchased or sold by the Company does not exceed 50% of the total amount of securities being purchased or sold by the Company and the unaffiliated third parties, including Third Party Funds.  Applicants assert that, because the WB Group does not wish to appear to be favoring the Companies, compliance with Section 17(e) would prevent a Company from participating in transactions where the Company is being charged lower fees than unaffiliated third parties.  Applicants assert that the fees or other compensation paid by a Company to a WB Entity will be the same as those negotiated at arm’s length with unaffiliated third parties (including Third Party Funds).

Rule 17e-1(b) requires that a majority of the board of directors who are not “interested persons” of a registered investment company (as defined in Section 2(a)(19) of the Act) (“Disinterested Directors”) take actions and make approvals regarding commissions, fees or other remuneration.  Rule 17e-1(c) requires compliance with certain fund governance requirements.  Applicants request an exemption from Rule 17e-1 to the extent necessary to permit each Company to comply with the rule without having a majority of its Executive Committee members who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule.  Applicants state that because the Manager of a Company, and where applicable, any member of the Manager Committee for such Company, will be an affiliated person, without the relief requested, a Company could not comply with Rule 17e-1.  Applicants state that each Company will comply with Rule 17e-1 by having the Manager or the Manager Committee, as applicable, of each Company take actions and make approvals as set forth in the rule.  Applicants state that each Company will otherwise comply with Rule 17e-1.

4.	Section 17(f)

Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  Applicants request relief from Section 17(f) of the Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c)

and (d) of Rule 17f-1 under the Act to the extent necessary to permit a WB Entity to act as custodian for a Company’s assets without a written contract and to permit ratification of that arrangement by members of the governing body of the Manager of the Company, or Manager Committee, if applicable, in lieu of ratification by the board of directors of a Company.  Since there is a close association between a Company and the WB Group, requiring a detailed written contract would expose the Company to unnecessary burden and expense.  Applicants also request relief from the requirement in paragraph (b)(4) of the Rule that an independent accountant periodically verify the Company’s assets held by the custodian.  Applicants further request an exemption from Rule 17f-1(c)’s requirement of transmitting to the Commission a copy of any contract pursuant to Rule 17f-1.  Applicants believe that, because of the community of interest between the WB Group and the Companies and the existing requirement for an independent audit, compliance with these requirements would be unnecessary.  Applicants state that they will comply with Rule 17f-1(d) provided that ratification by the Manager, or where applicable, the Manager Committee, of any Company will be deemed to be ratification by a majority of the board of directors of that Company.  Except as set forth above, each Company will comply with all requirements of Rule 17f-1.

Rule 17f-2 under the Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  Applicants request relief from Section 17(f) of the Act and Rule 17f-2 under the Act to permit the following exceptions from the requirements of Rule 17f-2:  (a) a Company’s investments may be kept in the locked files of the Manager for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the Manager will be deemed to be employees of the Companies, (ii) officers or managers of the Manager of a Company will be deemed to be officers of the Company and (iii) the Manager,  or where applicable, the Manager Committee, of a Company will be deemed to be the board of directors of the Company and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the Manager.  With respect to certain Companies,  Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  Applicants assert that, for such a Company, these instruments are most suitably kept in the files of the Manager, where they can be referred to as necessary.

5.	Section 17(g)

Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of the Disinterested Directors of a registered investment company take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

Applicants state that, because the Manager of each Company, or Manager Committee, as applicable, will be interested persons of the Company, the Company could not comply with Rule 17g-1 without the requested relief.  Applicants request an exemption from Rule 17g-1 to permit each Company to comply with the Rule by having the Manager of each Company or Manager Committee, as applicable, take such actions and make such approvals as set forth in Rule 17g-1.  Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3).  Applicants believe the filing requirements are burdensome and unnecessary as applied to the Companies.  The Manager of each Company or Manager Committee, as applicable, will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff.  The Manager of each Company or Manager Committee, as applicable, will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule.  Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Companies will not have boards of directors.  The Companies will comply with all other requirements of Rule 17g-1.

6.	Rule 17j-1

Section 17(j) of the Act and paragraph (b) of Rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request relief from the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Companies.  Requiring each Company to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Company by virtue of their common association with the WB Group and the substantial and largely overlapping protections afforded by the conditions with which such Company has agreed to comply.  Applicants believe that the requested exemption is consistent with the purposes of the Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Company.

7.	Sections 30(a), (b), (e) and (h)

Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the Act, and the rules under those Sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Companies and would entail administrative and legal costs that outweigh any benefit to the Members.  Applicants request exemptive relief to the extent necessary to permit each Company to report annually to its Members.

Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the Exchange Act.  Applicants request an exemption from Section 30(h) of the Act to the extent necessary to exempt the Manager of each Company, members of the Manager, and any other persons who may be deemed to be members of a Manager Committee for a Company, from filing Forms 3, 4 and 5 under Section 16(a) of the Exchange Act with respect to their ownership of Interests in the Company.  Applicants assert that, because there will be no trading market for Interests and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8.	Rule 38a-1

Sections 36 through 53 of the Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the Act, and the rules and regulations thereunder.  Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.  Each Company will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Company does not have a board of directors, the governing body of the Manager with respect to the Company will fulfill the responsibilities assigned to the Company’s board of directors under the Rule; (ii) since the governing body of the Manager with respect to the Company does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained; and (iii) since the governing body of the Manager with respect to the Company does not have any disinterested members, the Company will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with independent directors by having the chief compliance officer meet with the governing body of the Manager with respect to the Company as constituted.

IV.	Applicants’ Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.           Each proposed transaction to which a Company is a party otherwise prohibited by Section 17(a) or Section 17(d) of the Act and Rule 17d-1 under the Act (the “Section 17 Transactions”) will be effected only if the Manager determines that (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the Company and do not involve overreaching of the Company or its Members on the part of any person concerned and (b) the Section 17 Transaction is consistent with the interests of the Members, the Company’s organizational documents and the Company’s reports to its Members.

In addition, the Manager of the Company will record and preserve a description of all Section 17 Transactions, the Manager’s findings, the information or materials upon which the findings are based and the basis therefor.  All such records will be maintained for the life of the Company and at least six years thereafter and will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.

2.           The Manager of each Company will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Company or any affiliated person of such person, promoter or principal underwriter.

3.           The Manager of each Company will not invest the funds of the Company in any investment in which an “Affiliated Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Company and the Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the Manager sufficient, but not less than one day’s notice of its intent to dispose of its investment and (b) refrains from disposing of its investment unless the Company has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Affiliated Co-Investor.  The term “Affiliated Co-Investor” with respect to any Company means any person who is (a) an “affiliated person” (as defined in Section 2(a)(3) of the Act) of the Company (other than a Third Party Fund), (b) a WB Entity, (c) an officer, director or employee of the WB Group, (d) an investment vehicle offered, sponsored or managed by a WB Entity (other than a Third Party Fund), or (e) an entity (other than a Third Party Fund) in which a WB Entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent, (b) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any such family member or (c) when the investment is comprised of securities that are

(i) listed on a national securities exchange registered under Section 6 of the Exchange Act, (ii) NMS stocks, pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) under Regulation NMS thereunder, (iii) government securities as defined in Section 2(a)(16) of the Act or (iv) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.           Each Company and its Manager will maintain and preserve, for the life of each such Company and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Members of such Company, and each annual report of the Company required to be sent to the Members, and agree that all such records will be subject to examination by the Commission and its staff.  Each Company will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.           The Manager of each Company will send to each Member having an Interest in the Company at any time during the fiscal year then ended, audited financial statements with respect to those Series in which the Member held Interests.  At the end of each fiscal year, the Manager will make or cause to be made a valuation of all of the assets of the Company as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Company.  In addition, within 120 days after the end of each fiscal year of the Company if possible, or as soon as practicable thereafter, the Manager will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its federal and state income tax returns and a report of the investment activities of the Company during that fiscal year.

6.           If any purchase or sale is made by a Company from or to an entity affiliated with the Company by reason of an officer, director or employee of a WB Entity (a) serving as an officer, director, general partner or investment adviser to the entity or (b) having a 5% or more interest in the entity, such individual will not participate in the Manager’s determination of whether or not to effect such purchase or sale.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application.  Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page.  Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.

The authorization required by Rule 0-2(c)(1)-(2) and the verifications required by Rule 0-2(d) under the Act are attached hereto.

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the Act granting Applicants the relief sought by this Application.

WILLIAM BLAIR & COMPANY, L.L.C.

	By:	/s/ Arthur J. Simon, Esq.
		Name:	Arthur J. Simon, Esq.
		Title:	Principal
Dated: April 9, 2009

WILBLAIRCO II, L.L.C.

	By:	William Blair & Company, L.L.C.
	Its:	Manager

	By:	/s/ Arthur J. Simon, Esq.
		Name:	Arthur J. Simon, Esq.
		Title:	Principal

Dated: April 9, 2009